UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 1-7921
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Security Capital Corporation
Full Name of Registrant

Former Name if Applicable

Eight Greenwich Office Park, Third Floor
Address of Principal Executive Office (Street and Number)

Greenwich, CT 06831
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The filing of the Company’s Form 10-Q for the quarter ended June 30, 2005 (the “Second Quarter Form 10-Q”) will be delayed due to:

•       the delay in the Company’s filing of its Form 10-K for the fiscal year ended December 31, 2004 (the “2004 Form 10-K”), which was filed on June 28, 2005;

•       the Company’s appointment, effective July 25, 2005, of McGladrey & Pullen (“McGladrey”) as its principal accountant to replace Ernst & Young LLP, and the time needed for McGladrey to initiate the engagement and become familiar with the Company’s operations, internal controls over financial reporting and financial reporting practices; and

•       the Company’s previously announced delay in the filing of its Form 10-Q for the quarter ended March 31, 2005 (the “First Quarter Form 10-Q”).

The Company currently expects to file the First Quarter Form 10-Q by August 31, 2005 and the Second Quarter Form 10-Q by September 15, 2005.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Richard W. O’Connor	203	625-0770
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

The Company has not yet filed the First Quarter Form 10-Q. It expects to file the First Quarter Form 10-Q by August 31, 2005.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s 2005 financial statements to be reported in the First Quarter Form 10-Q and the Second Quarter Form 10-Q will not include the results of discontinued operations and preferred stock accretion reported in the 2004 financial statements.   In the fourth quarter of 2004, the Company completed the sale of substantially all of the assets of Pumpkin Masters Holdings, Inc. and settled the bankruptcy proceedings of Possible Dreams, Ltd., each of which had been reported as discontinued operations in the 2004 periods.  In addition, due to the redemption of the Company’s outstanding preferred stock in the third quarter of 2004, the Company no longer reports preferred stock accretion, which had reduced net income in the 2004 periods.  Also, the results for the 2004 periods have been restated to reflect changes in the Company’s accounting for operating leases as disclosed in the Company’s 2004
Form 10-K filed on June 28, 2005.

The Company estimates that, for the quarter ended June 30, 2005, net income will be approximately $3,750,000, or $0.55 per basic and $0.52 per diluted share, compared to $777,000, or $0.12 per basic and $0.10 per diluted share, for the quarter ended June 30, 2004.  The second quarter of 2004 included a loss from discontinued operations of $247,000, or $0.04 per basic and diluted share, and preferred stock accretion of $133,000, or $0.02 per basic and diluted share.  The quarter ended June 30, 2005 includes the operations of Caronia Corporation (“Caronia”), which the Company acquired on March 31, 2005.  Caronia’s net income contribution to the second quarter of 2005 was approximately $300,000, or $0.04 per basic and diluted share.

For the six months ended June 30, 2005, the Company estimates that net income will be approximately $5,300,000, or $0.79 per basic and $0.76 per diluted share, compared to $1,280,000, or $0.20 per basic and $0.16 per diluted share, for the six months ended June 30, 2004.  The six months ended June 30, 2004 included a loss from discontinued operations of $819,000, or $0.13 per basic and diluted share, and preferred stock accretion of $252,000, or $0.04 per basic and diluted share.  The estimated results for the six months ended June 30, 2005 include the net income contribution from Caronia and $2,100,000, or $0.15 per basic and diluted share, of expenses incurred in connection with the Company’s independent internal investigation, which concluded in March 2005.

Security Capital Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2005	By	/s/ William R. Schlueter
Name: William R. Schlueter
Title: Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.     This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.     One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C.  20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.     A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.     Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.     Electronic Filers:  This form shall not be use by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).